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September 17, 2019

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Division of Corporation Finance
Office of Beverages, Apparel and Mining

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the Year Ended December 31, 2018
Filed February 20, 2019
File No. 1-35416

Ladies and Gentlemen:

On behalf of our client U.S. Silica Holdings, Inc. (the “Company”), I write to request an extension of time to respond to your comment letter (the “Comment Letter”) dated September 3, 2019, relating to the above-referenced filing. The Company respectfully requests an extension of the date by which to respond to the Comment Letter to September 27, 2019 at the latest.

Please do not hesitate to contact me if you have any questions or if I can be of assistance at this time.

Sincerely,

/s/ Scott Lesmes

Scott Lesmes

cc:	Mr. John Coleman, Securities and Exchange Commission
Ms. Joanna Lam, Securities and Exchange Commission
Mr. Craig Arakawa, Securities and Exchange Commission
Bryan A. Shinn, U.S. Silica Holdings, Inc.
Andrew Macan, U.S. Silica Holdings, Inc.